UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 7) *
CounterPath Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
22228P 20 3
(CUSIP Number)
Steven Bruk 3230 Mathers Avenue West Vancouver, British Columbia Canada V7V 2K5 Telephone: 604.689.8336
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22228P 20 3
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Steven Bruk
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ X ] (b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions): PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6. Citizenship or Place of Organization: Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 29,347(1)
8. Shared Voting Power 775,907 (1)
9. Sole Dispositive Power 29,347(1)
10. Shared Dispositive Power 775,907(1)
11. Aggregate Amount Beneficially Owned by Each Reporting Person 805,254(1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13. Percent of Class Represented by Amount in Row (11) 15.9% (2)
14. Type of Reporting Person (See Instructions): IN
(1)
Steven Bruk is the legal and beneficial owner of 29,347 shares.  Mr. Bruk’s spouse, Karen Bruk, is the legal owner of 14,600 shares.  Karen Bruk is also the sole shareholder of KMB Trac Two Holdings Ltd. (“KMB”).  KMB is the legal owner of 696,307 shares and 65,000 shares that may be acquired on the exercise of warrants.  Steven Bruk and Karen Bruk exercise shared investment power over the shares of common stock held by Karen Bruk and KMB.

(2)
Calculated based on the aggregate of 5,071,945 shares, which consists of 5,006,945 shares outstanding as of December 15, 2016 and 65,000 shares that may be acquired on exercise of warrants exercisable within sixty days, pursuant to Rule 13d-3 of the Act.

CUSIP No. 22228P 20 3
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Karen Bruk
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ X ] (b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions): PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6. Citizenship or Place of Organization: Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 775,907(1)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 775,907(1)
11. Aggregate Amount Beneficially Owned by Each Reporting Person 775,907(1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13. Percent of Class Represented by Amount in Row (11) 15.3%(2)
14. Type of Reporting Person (See Instructions): IN

(1)
Karen Bruk (spouse of Steven Bruk) is the legal owner of 14,600 shares. Karen Bruk is also the sole shareholder of KMB. KMB is the legal owner of 696,307 shares and 65,000 shares that may be acquired on the exercise of warrants.  Steven Bruk and Karen Bruk exercise shared investment power over the shares of common stock held by Karen Bruk and KMB.

(2)
Calculated based on the aggregate of 5,071,945 shares, which consists of 5,006,945 shares outstanding as of December 15, 2016 and 65,000 shares that may be acquired on exercise of warrants exercisable within sixty days, pursuant to Rule 13d-3 of the Act.

CUSIP No. 22228P 20 3
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). KMB Trac Two Holdings Ltd.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ X ] (b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions): WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6. Citizenship or Place of Organization: British Columbia
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 761,307(1)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 761,307(1)
11. Aggregate Amount Beneficially Owned by Each Reporting Person 761,307(1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13. Percent of Class Represented by Amount in Row (11) 15%(2)
14. Type of Reporting Person (See Instructions): CO

(1)
KMB is the legal owner of 696,307 shares and 65,000 shares that may be acquired on the exercise of warrants.  Steven Bruk and Karen Bruk exercise shared investment power over the shares of common stock held by Karen Bruk and KMB.

(2)
Calculated based on the aggregate of 5,071,945 shares, which consists of 5,006,945 shares outstanding as of December 15, 2016 and 65,000 shares that may be acquired on exercise of warrants exercisable within sixty days, pursuant to Rule 13d-3 of the Act.

This Schedule 13D is being filed on behalf of Steven Bruk, Karen Bruk and KMB Trac Two Holdings Ltd. (“Holdco”) (collectively, the “Reporting Persons”) relating to the shares of common stock of CounterPath Corporation, a corporation existing under the laws of the State of Nevada (the “Issuer”).
Item 1. Security And Issuer
This Statement relates to the shares of common stock (the “Shares”) of the Issuer.  The principal executive offices of the Issuer are located at Suite 300, One Bentall Centre, 505 Burrard St, Vancouver, BC V7X 1M3.
Item 2. Identity And Background
This statement is filed by the Reporting Persons.
Steven Bruk is a Canadian citizen, resides at 3230 Mathers Avenue, West Vancouver, British Columbia, Canada V7V 2K5 and he has no principal occupation.
Karen Bruk is the sole shareholder of Holdco, a holding company with a mailing address at 3540 Morgan Creek Way, Surrey, British Columbia, Canada V3Z 0J7.  Holdco is organized under the laws of the Province of British Columbia.
Karen Bruk is the President and director of Holdco.  She is the only executive officer and director of Holdco.  Mrs. Bruk is a Canadian citizen, resides at 3230 Mathers Avenue, West Vancouver, British Columbia, Canada V7V 2K5 and she has no principal occupation.
None of Steven Bruk, Karen Bruk or Holdco nor, to Holdco’s knowledge, its sole director and officer has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
None of Steven Bruk, Karen Bruk or Holdco nor, to Holdco’s knowledge, its sole director and officer has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
Pursuant to a subscription agreement dated December 14, 2016, Holdco purchased an aggregate of 243,902 Shares at a price of US$2.05 per Share for aggregate proceeds of US$499,999.10.  The Shares were issued on December 15, 2016.

Item 4. Purpose of Transaction
The Reporting Persons acquired the Shares of the Issuer for investment purposes. In that connection, the Reporting Persons may have their representatives meet with management, directors or other shareholders of the Issuer from time to time to discuss the affairs of the Issuer. The Reporting Persons intend to monitor the business and affairs of the Issuer, including its financial performance, and depending upon these factors, market conditions and other factors, the Reporting Persons may acquire additional securities of the Issuer as they deem appropriate.  Alternatively, the Reporting Persons may dispose of some or all of the Shares in privately negotiated transactions or otherwise.
At this time and other than as described in Item 5 of this Schedule 13D, none of Steven Bruk, Karen Bruk and Holdco nor, to Holdco’s knowledge, its sole director and officer, has the intention of acquiring additional Shares of the Issuer, although each of them reserves the right to make additional purchases on the open market, in private transactions and from treasury.  None of Steven Bruk, Karen Bruk and Holdco nor, to Holdco’s knowledge, its sole director and officer, has any plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization of liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale of transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer
As of the date hereof, the Reporting Persons beneficially own the aggregate number and percentage of outstanding Shares set forth below:

Reporting Person	Aggregate Number of Shares Beneficially Owned	Percentage of Outstanding Common Shares
Steven Bruk	805,254(1)(4)	15.9%(5)
Karen Bruk	775,907(2)(4)	15.3%(5)
KMB Trac Two Holdings Ltd.	761,307(3)(4)	15%(5)

(1)
Calculated based on the (i) 29,347 Shares owned by Steven Bruk, (ii) 14,600 Shares owned by Karen Bruk, (iii) 696,307 shares owned by Holdco and (iv) 65,000 Shares subject to warrants held by Holdco that are currently exercisable.

(2)	Calculated based on the (i) 14,600 Shares owned by Karen Bruk, (ii) 696,307 shares owned by Holdco and (iii) 65,000 Shares subject to warrants held by Holdco that are currently exercisable.
(3)	Calculated based on the (i) 696,307 shares owned by Holdco and (ii) 65,000 Shares subject to warrants held by Holdco that are currently exercisable.
(4)	Steven Bruk and Karen Bruk exercise shared investment power over the Shares held by Karen Bruk and KMB.
(5)
Calculated based on the aggregate of 5,071,945 shares, which consists of 5,006,945 shares outstanding as of December 15, 2016 and 65,000 shares that may be acquired on exercise of warrants exercisable within sixty days, pursuant to Rule 13d-3 of the Act.

During the last 60 days and except as setout below there were no transactions in the Shares effected by the Reporting Persons, nor any of their directors or executive officers, general partners or members.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons have entered into an agreement, attached hereto as Exhibit 1, with respect to the joint filing of this statement, and any amendment or amendments hereto.
There are no contracts, arrangements, understandings, or relationships between the Reporting Persons and any other person with respect to any securities of the Issuer other than as disclosed in this Schedule 13D.
Item 7. Material to Be Filed as Exhibits
A. Joint Filing Agreement

Signature
After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

December 19, 2016
Date

/s/ Steven Bruk
Signature

Steven Bruk
Name/Title

December 19, 2016
Date

/s/ Karen Bruk
Signature

Karen Bruk
Name/Title

December 19, 2016
Date

KMB TRAC TWO HOLDINGS LTD.

/s/ Karen Bruk
Signature

Karen Bruk,
President and Director
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement:  provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001)

EXHIBIT A
JOINT FILING AGREEMENT

This confirms the agreement by and between the undersigned that the Statement on Schedule 13D (the “Statement”) filed on or about this date with respect to the beneficial ownership by the undersigned of the shares of common shares, par value $0.001, of CounterPath Corporation, is being filed on behalf of each of the undersigned.
Each of the undersigned hereby acknowledges that pursuant to Rule 13d-1(k) promulgated under the Securities and Exchange Act of 1934, as amended, each person on whose behalf the Statement is filed is individually eligible to use the schedule on which the information is filed, each person on whose behalf the Statement is filed is responsible for the timely filing of such Statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; and that such person is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.
Each of the undersigned agrees that KMB Trac Two Holdings Ltd. shall be authorized to receive notices and communications on behalf of the undersigned relating to the Statement.
This Agreement may be executed in two or more counterparts by each of the undersigned, each of which, taken together, shall constitute one and the same instrument.

Dated:  December 19, 2016

By:    /s/ Steven Bruk
Steven Bruk

Dated:  December 19, 2016

By:    /s/ Karen Bruk
Karen Bruk

Dated:  December 19, 2016

KMB TRAC TWO HOLDINGS LTD.

By:    /s/ Karen Bruk
Name:   Karen Bruk
Title:  President and Director